ASANKO’S PRE-FEASIBILITY STUDY CONFIRMS ROBUST PROJECT ECONOMICS FOR ESAASE GOLD PROJECT

Vancouver, British Columbia, May 14, 2013: Asanko Gold Inc. (‘Asanko. or the ‘Company’) (TSX/NYSE MKT: AKG) is pleased to announce that the Pre-Feasibility Study (‘PFS’) for its flagship Esaase Gold Project in Ghana, West Africa (‘Esaase’ or the ‘Project’), has confirmed the technical and economic viability of the Project.  All currency in this news release is quoted in United States Dollars unless otherwise stated.

Highlights of the PFS (based on $1,400 per ounce gold price) are, as follows:

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Proven & Probable Mineral Reserves of 2.37 million ounces of gold at 1.41 g/t.

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Robust project economics with an after-tax IRR of 23.2% and an NPV (5%) of $354.7 million.

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Strong cash flow generation with average annual free cash flow of $87 million.

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Mine life (‘LOM’) in excess of 10 years with strong potential to increase.

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Average annual gold production of 200,000 ounces from a 5 million tonne per annum (‘Mtpa’) operation at a fully diluted LOM average plant feed grade of 1.41g/t and a LOM strip ratio (waste:ore) of 4.28:1.

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Installation capital of $286.4 million, including all associated infrastructure and a 10% contingency.

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LOM cash operating costs1 of $736/oz with steady state cash operating costs of $724/oz.

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LOM total cash costs2 of $813/oz with steady state total cash costs of $801/oz

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LOM all-in sustaining cash costs3 of $843/oz (pre-tax). LOM all-in sustaining cash costs of $990 (post tax).

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Highly competitive all-in sustaining cash costs equate to an ability to generate positive returns and free cash flow in a lower gold price environment (for example average annual free cash flow is $65 million at $1,200/oz gold price).

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Definitive Feasibility Study (‘DFS’) to commence immediately, targeting completion in Q4 2013.

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An 18-month project construction schedule with first gold in H1 2015 and steady-state production in H2 2015.

PFS Overview

A detailed LOM plan was developed for the project using the October 2012 Mineral Resource Estimate (‘MRE’) comprising 4.41 million ounces of gold in the Measured and Indicated category with an average grade of 1.45 g/t gold at a 0.6 g/t gold cut-off. The positive PFS has converted a portion of these Mineral Resources into Proven and Probable Reserves of 2.37 million ounces of gold at 1.41 g/t. The mine plan provides sufficient ore to support an annual production rate of approximately 200,000 ounces of gold for over 10 years.

The PFS mine plan was developed using Whittle mine optimisation software and applying LOM modifying factors developed during the completion of the Project Review Update (‘PRU’) published on September 6, 2012. A detailed mine design and plan was developed from the selected whittle pit using Studio 5 Planner and EPS Scheduling software. The outcome of this PFS clearly demonstrates that the modifying factors applied during the initial whittle optimisation and subsequent detailed mine design were overly pessimistic (specifically in the processing and mining areas). A whittle run was recently performed by DRA mining using the PFS confirmed modifying factors. The outcome of the whittle run shows good potential to increase mine life by including measured and indicated material which was excluded in the PFS mine design as a result of being classified as uneconomic. This opportunity will be investigated extensively during the DFS.

The PFS is based on contract mining and the processing plant is based on the final metallurgical flow sheet developed earlier this year (see news release dated February 21, 2013). The flow sheet envisages flotation, a gravity recovery circuit followed by concentrate regrinding and a standard carbon-in-leach (‘CIL’) circuit. This flow sheet is common in the gold processing industry. The LOM cash operating cost averages $724/oz at steady state production.

The capital costs for the Project (determined to a nominal accuracy of -15% to +25%) and including a 10% contingency, is estimated at $286.4 million. This is a 10% increase over the PRU which envisaged a 4 million tonne per annum process plant (25% smaller than the PFS design). The capital cost breakdown is $102.5 million for the process plant, $122.0 million for project infrastructure and $61.9 million for project indirects, services and owners’ team. Excluded from the PFS is the ability of the plant to increase throughput rates by +/-10% whilst processing softer oxides ores early in the mine life. This will be included in the DFS.

The project has the capacity to generate pre-tax cash flow of $115 million per annum at an average gold price of $1,400/oz over the life of mine. The project will deliver an average annual free cash flow of approximately $87 million after taxes, royalties and sustaining capital.

The Company will file a Technical Report as defined by NI 43-101 on www.sedar.com within 45 days of the date of this release.

Commencement of a DFS

The Company will commence the DFS immediately and has awarded the study to DRA Mineral Projects in South Africa with the view to completing the study in the fourth quarter of 2013. As a significant amount of work has already been done on the Project, only three key elements remain for DFS completion, as follows:

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A metallurgical testwork program focusing on the optimisation of the flotation reagent suite which could result in the reduction of the concentrate mass pull through the float plant to further optimize the process flow sheet and associated costs.

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Detailed mine design using the PFS developed modifying factors to improve the conversion of Mineral Resources to Mineral Reserves.

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Detailed engineering design to estimate the capital cost to +/-10% accuracy.

Metallurgical testwork will commence immediately on representative samples, previously shipped to the Amdel testing facility in Australia. The test campaign is to be conducted at the ALS laboratories in Perth. The results from the program will be used in the detailed design phase of the project.

The detailed mine design has already commenced at DRA Mining with the objective to include the deeper sections of the ore body, classified as Measured and Indicated Resources, in the next phase of the project. This is anticipated to extend the life of mine and therefore improve the project economics further.

Permitting

The Esaase permitting process is well advanced and is anticipated to be completed before the end of this year. The Environmental Impact Statement (EIS) is well advanced and Asanko anticipates the lodgement of the draft EIS to the Ghanaian Environmental Protection Agency (EPA) in the coming weeks.

Commenting on the PFS, Asanko’s President & CEO Peter Breese said “The positive PFS continues to de-risk the Project and move Asanko closer to fulfilling its objective of near-term, low cost gold production and cash flow generation. The financial results of the PFS clearly demonstrate that the Esaase project will be a mine that will generate significant cash flows into the future at a range of gold prices.  We believe that there is strong potential to increase the life of mine and the economics of the project further.

During the past six months we have recruited a high-caliber management team capable of building and commissioning the mine on time and within budget. In addition to this considerable strength we already have approximately $195 million in cash in our treasury. These two strengths together with the now clearly robust Esaase Gold Project places Asanko in an enviable position considering the challenging state of the capital markets. We are well placed to take the project to the next level and have commenced negotiations with various funding institutions with a view to having a fully financed Project by completion of the DFS”.

On behalf of the Board of Directors,

___________________________

Peter Breese, President & CEO

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders.  Our immediate focus is on near term gold production at our multi-million ounce Esaase Gold Project located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is well financed with no debt, and is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Asanko trades on the TSX and the NYSE MKT under the symbol AKG.

For more information about Asanko Gold visit the website at www.asanko.com or contact:

Peter Breese, President & CEO

Telephone: +27-82-888 6852

Email: peter.breese@asanko.com

or:

Greg McCunn, CFO

Telephone: +1-778-729-0604

Email: greg.mccunn@asanko.com

Pre-Feasibility Study Executive Summary

Introduction

The Company engaged DRA Mineral Process South Africa to manage a PFS on the Esaase Gold Project based on the October 2012 Mineral Resource Estimate (‘MRE’) prepared for Asanko by Minxcon.  The PFS was completed using the following parameters:

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Life of mine

minimum 10 years

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Average production

200,000 ounces of gold per annum

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Ore mining rate

5 million tons of fresh ore per annum

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Cut-off grade

0.6 g/t gold

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Testwork Recovery

Oxide 84.7%, Transitional 91.2% and Fresh Ore 94.2%4

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Gold price

$1,400 per ounce

The key considerations in the PFS were the preferred mining and processing route, the scale of the operation, throughput rate, project life and community and environmental impacts. The minimum life of the project is in excess of 10 years, but has the potential to be significantly increased, given the number of untested targets within close proximity to the current resource base as well as improved modifying factors that emerged at the end of the PFS. The PFS is therefor considered as a base case scenario.

The Esaase Gold Project is located in Ghana, West Africa (Figure 1). Ghana is Africa’s second largest gold producer and has been producing gold on a large scale for many years. Ghana has many internationally recognised Gold mining companies operating in the country including but not limited to AngloGold Ashanti, Newmont, Goldfields and Perseus.

Figure 1. Project Location

Mineral Resource Estimation (MRE)

The Company engaged Minxcon, a South African based mineral resource consultancy firm to complete the MRE for the Esaase project in Ghana. Minxcon has many years of Ghanaian experience and has worked extensively in Ghana on the Tarkwa and Damang deposits for Goldfields. Minxcon was engaged to review the mineral resource estimate and mine plan for opportunities to improve the minable ore grade and/or reduce the strip ratio during the early years of production. Minxcon concluded that there is an opportunity to improve the minable ore grade by using selective mining methods rather than the bulk mining method as proposed in the September 2011 Pre-Feasibility Study (‘2011 PFS’).

Minxcon updated the refined block model utilizing existing data to more precisely delineate the mineralized zones within the resource area and produced a MRE for selective mine planning. The Company released the results of the revised resource estimate dated November 23, 2012 (Table 1).

Note: Esaase’s MRE is now stated at a 0.6g/t cut off which is in line with the PFS selected whittle shell and detailed mine plan schedules and is also included in the MRE published by Minxcon in November 2012.

 Table 1: Mineral Resources for Esaase – Minxcon 2012 at 0.6 g/t cut off

Category	Tonnage	Au	Au
	Mt	g/t	Moz
Measured	23.37	1.49	1.12
Indicated	71.25	1.43	3.29
Total (M&I)	94.62	1.45	4.41
Inferred	33.59	1.40	1.51

Mining

The mining capital and operating cost estimates, mining schedule and Mineral Reserve Estimate were prepared by independent consultants DRA (Mining Division) with the assistance of mine design specialists, CAE Mining Africa (Pty) Ltd from Johannesburg, South Africa and based on productivity and cost estimates received from Mining Contractors during the previous study phase.

As part of the PFS, a series of whittle pit optimisations were completed. Material classified in the Measured and Indicated categories were used in the whittle pit optimisation processes. Inferred Resources were excluded. A series of pits generated from a series of cutoff grades were run through Whittle and a financial model to generate the optimum mine plan for the Project. Once the optimal Whittle shell was selected, detailed mine designs, waste dump designs and LOM mining schedules were then completed using Studio 5 Planner and EPS Scheduling to determine the optimal long term mine plan (Table 2).

Table 2: PFS Mine Plan

	UOM	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Ore mined	‘000t	3,791	5,189	5,211	5,088	4,839	4,527	4,916	4,918	4,732	5,100	4,030
Grade mined	g / t	1.35	1.26	1.48	1.47	1.56	1.52	1.32	1.33	1.40	1.40	1.43
Waste	‘000t	20,737	25,339	23,214	24,278	26,543	25,361	15,606	24,302	14,562	17,284	7,021
Strip ratio	w:o	5.47	4.88	4.45	4.77	5.49	5.60	3.17	4.94	3.08	3.39	1.74
Plant feed	‘000t	2,562	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	4,778
Feed grade	g / t	1.63	1.31	1.50	1.46	1.53	1.44	1.31	1.32	1.36	1.41	1.32
Recovery	%	82.29%	85.12%	89.04%	88.38%	87.67%	90.20%	92.10%	92.81%	93.08%	93.30%	94.22%
Au produced	oz	110,772	178,630	214,166	207,878	215,982	209,457	193,601	197,361	203,991	211,780	191,717

As a result of the positive PFS, a portion of the Mineral Resources were converted to Proven and Probable Mineral Reserves (Table 3).

Table 3: Mineral Reserve Estimate - April 2013

Proven			Probable			Total Mineral Reserves
Ore (Mt)	Gold Grade (g/t)	Gold Content (MOz)	Ore (Mt)	Gold Grade (g/t)	Gold Content (MOz)	Ore (Mt)	Gold Grade (g/t)	Gold Content (MOz)
22.85	1.43	1.05	29.49	1.40	1.32	52.34	1.41	2.37

Notes:

A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources are excluded from the Mineral Reserve Estimate. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

The stripping ratio (waste:ore) for the life of mine (‘LOM’) is estimated to be 4.28:1. 52.3Mt of ore will be fed to the plant over the more than 10-year mine life at an average fully diluted grade 1.41g/t gold.

The PFS is based on contract mining utilizing truck and shovel surface mining. The basic mining fleet will comprise four 18m³ excavators (CAT 6030) and twenty-eight 100 tonne rigid dump trucks (CAT 777G). The trucks will be loaded by hydraulic shovels in a backhoe configuration for dispatch of ore and waste to the relevant dumping positions.

Distances and haul road profiles have been used to calculate hauling productivities of the mining fleet, fleet size and to meet the mining schedule requirements. The haul road maintenance will be supported by two large graders (CAT 16M) and one smaller grader (CAT 14H/M) and two water carts (CAT 773D WT). The fleet will be supported by dozers, service trucks, tractors, workshop infrastructure and tyre handlers.

The run of mine (‘ROM’) ore will be tipped onto the ROM pad stockpiles with flexibility of direct tipping into the primary crusher. The ROM pad is situated 1.3km from the pit exit. Waste will be hauled to three strategic waste dump positions situated in close proximity to the pit to reduce operating costs.

Bench heights employed are based on geotechnical recommendations and practical fleet considerations for the project. Oxide material will be mined with 10m benches, while fresh material will have 20m bench heights.

Pit dewatering has been provided for each pit and is integrated with the overall storm water management philosophy developed for the Project.

The average mining cost over the LOM is estimated at $3.20 per tonne mined (ore and waste), which equates to a total mining cost of $414.06 per ounce of gold produced. Waste mining and haulage costs are $2.86/tonne whilst ore mining and haulage costs are $4.64/tonne. The major difference between the two being for the design of grade control for selective mining purposes of ore.

Mining capital requirements for initial contractor mobilisation, establishment of the contractor, and site clearing is estimated to be $13.7 million. As the Esaase deposit is a green field site which starts with the mining of a ridge of approximately 100 metre high hills, there is very little pre-stripping to be done. A clearing and topsoil stripping cost has been included in the capital in the sum of $6.9 million. Most of the pre-strip material will be used for initial tailings dam wall construction.

Processing

Under the supervision of Lycopodium in Australia four extensive phases of test work were completed for the Esaase Gold project up to an including the Esaase PFS that was published in 2011.  Based on a review of the phase I – IV test work, a phase V test work programme was initiated by DRA in the last quarter of 2012 and completed in Q1 2013. By doing additional test work on composite samples made up of the left over material from the phase III and IV test work, an optimal plant configuration was developed (Figure 2).

Figure 2 : Process Flow Sheet

The plant is a conventional crushing, milling, gravity recovery followed by flotation, with the flotation concentrate being reground and then leached in a standard CIL circuit using AARL elution technology. The flotation tails are low enough in grade to be discarded.

ROM ore will be treated in an open circuit primary crushing system consisting of ROM bin and gyratory crusher. Product from the primary crusher will be conveyed to a secondary cone crusher. Secondary crusher product will be routed onto a 10,000t mill feed stockpile. Material will be withdrawn from the stockpile using belt feeders that feed directly onto the mill feed conveyor.

The ball milling circuit is designed to a feed rate of 635t/h dry solids. The mill will operate in closed circuit with a cluster of hydrocyclones. The ball mill will be a 13MW dual motor configuration producing a p80 grind of 75μm.The cyclone overflow will be gravity fed to a flotation circuit. The cyclone underflow will be sent to a primary gravity concentration circuit, with the tails being recycled to the mill feed.

The primary gravity concentrator circuit will include two independent Knelson XD-48 concentrators with capacity to each treat 400t/h. The gravity concentrate will report to a high intensity batch dissolution reactor. The pregnant solution from the intensive dissolution reactor will be pumped to the electrowinning cell feed tank.

The flotation circuit will comprise of a single bank of seven 130m3 forced air rougher flotation cells in series. The flotation tailings will be pumped to flotation tailings storage facility while the flotation concentrate will be fed to de-sliming cyclones on a regrind circuit. The cyclone overflow will be routed to a pre-leach thickener while cyclone underflow will be treated in a Vertimill to achieve a P80 of 20μm. Regrind mill product will be pumped to a secondary gravity concentration unit; the concentrate will be routed along with concentrate from the primary gravity concentrator to the intensive dissolution reactor. Pre-leach thickener underflow will be pumped to the CIL circuit.

The CIL circuit will consist of seven 330m3 tanks in series. Slurry will flow from one CIL tank to another via Kemix inter-tank pumping screens and launders. CIL tailings will be screened for carbon and pumped to the cyanide and arsenic detoxification circuits. Detoxification will be achieved by the SO2/Air process in two detox tanks. Copper Sulphate will be added to catalyse the reaction. The detox circuit will be operated to achieve a cyanide concentration in the final tailings stream of <50ppm CNWAD. Chloride addition in a third tank will be used to facilitate the precipitation of the arsenic, present in the tailings stream. The arsenic concentration, in solution, will be reduced to <0.1ppm As.

The CIL carbon will be batch treated in a split AARL elution circuit consisting of an acid wash vessel and 5 tonne elution column with a heater facility. Eluate produced during elution cycle will be pumped to electrowinning circuit feed tanks. Eluted carbon will be removed from the column and transferred to the carbon regeneration kiln and after regeneration back to the CIL circuit.

Pregnant solution from the CIL elution circuit as well as the intensive leach reactor will be circulated through an electrowinning circuit. Loaded cathodes will be removed periodically from the cells, the gold sludge will then be washed, dried and smelted. The gold produced will be in a form of Dore bars. The Dore bars will be cleaned, labeled, assayed and prepared for shipping to Rand Refineries. Ownership will transfer upon loading to Rand Refineries transporters at the mine.

The phase V testwork also confirmed the plant recoveries (Table 5) and operating costs (Table 6) that could be expected from this plant configuration. The testwork also compared the performance of a flotation circuit against a whole ore leach circuit for trade off purposes. The flotation circuit was selected as it gave similar LOM recoveries at significantly lower operating costs. The recoveries below include a 1.09% recovery discount over and above the final recoveries received from the recently completed metallurgical test program. This is considered prudent as it allows for practical processing limitations in a live operating environment.

Table 5: LOM Process Plant Recoveries

Composite	Gravity -Flotation-CIL
P80 =75μm based on Phase V Composites
Laterite	84.5%
Oxide	84.7%
Transitional	91.2%
Fresh	94.2%
Recovery Discount	1.09%
LOM Recovery	90.06%

Table 6: LOM Process Plant Operating Costs

Gravity-Flotation-CIL P80 =75μm
LOM $/t
Crusher Liners	$0.09
Mill Liners	$0.18
Grinding Media	$0.35
Reagents (Flotation)	$1.20
Reagents (CIL)	$2.79
Reagents (Detox)	$0.13
Reagents (Other)	$0.19
Tailings	$0.19
Power	$3.80
Labour	$0.60
Maintenance	$0.43
Laboratory	$0.14
Other	$0.27
Total	$10.37

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure is estimated at $286.4 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including a 10% contingency amounting to $26 million. The engineering has been developed to support a capital and operating cost estimate to a nominal accuracy of -15% to +25% (Table 7).

Table 7 : Capital Costs

Description	Cost ($ million)
Process plant *	82.9
Mining (pre-production costs)	15.9
Power infrastructure	36.0
Buildings, offices and accommodation	5.1
TSF, WRD, ROM, water supply, civils	41.1
Roads and construction camp	12.9
CSR, owners team, general and admin	41.6
EPCM	20.6
Spares and consumables	4.3
Sub total	260.4
Contingency	26.0
Total	286.4

* Excluding contingency and attributable EPCM

A summary of the process plant capital costs are shown in the Table 8 below (-15% to +25% nominal accuracy).

Table 8 : Plant Capital Costs

Description	Cost ($ million)
Earthworks and general	4.8
Civils	5.9
Structural steel and platework	14.4
Mechanicals	35.8
Piping and valves	5.2
Electrical and instrumentation	12.8
Transportation	4.0
Total *	82.9

* Excluding contingency and attributable EPCM

Operating costs

The average LOM cash operating cost is estimated at $736 per ounce with steady state cash operating costs of $724 per ounce (Table 9). These costs are based on the treatment of 5 million tonnes of ore per annum producing an average 200,000 ounces of gold per annum.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs

Table 9 : Cash Operating Costs

Description	$/oz Gold	$/t milled
Waste mining	300.26	2.86
Ore mining	113.84	4.64
Processing	254.19	10.37
General and administrative	62.14	2.53
Refining	5.35	0.22
Total cash operating costs	735.78	* 30.00
Royalties	77.00	3.14
Total cash costs	812.78	33.14
Sustaining and deferred capex	30.36	1.24
All-in sustaining cash cost (pre-tax)	843.14	34.38
Taxation	146.71	5.99
All-in sustaining cash cost (post-tax)	989.85	40.37
* Applying a life of mine strip ratio of 4.28

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price (Table 10)

Table 10 : Key Sensitivities

	Discount Rate
Price Au / oz	3%	5%	6%	7%	8%	IRR
1,100	95,065	50,748	31,242	13,285	(3,266)	7.8%
1,200	209,726	155,143	131,026	108,768	88,199	13.4%
1,300	321,079	255,513	226,502	199,700	174,908	18.5%
1,400	431,498	354,713	320,706	289,269	260,172	23.2%
1,500	541,654	453,581	414,547	378,446	345,017	27.6%
1,600	651,608	552,188	508,101	467,311	429,525	31.7%
1,700	761,531	650,765	601,624	556,146	514,005	35.8%

Numbers quoted as net present value (‘NPV’) discounted at various discount rates and expressed in thousands of US dollars

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot (Table 11).

Table 11 : Tornado Plot of Various Parameters

	Flex	Positive Case	Negative Case
Process recovery	1%	13,846	(13,844)
Taxation	2.5%	14,823	(14,823)
Discount	1%	36,835	(34,007)
Feed grade	1%	13,823	(13,824)
Selling price	$100	98,868	(99,200)
Operating cost	3%	23,589	(23,596)
Installation capex	10%	19,562	(19,579)

Civil and Infrastructure

An amount of $41.1 million has been provided for the tailings storage facility, waste rock dumps, run of mine, water supply and related civil works as part of the infrastructure capital costs. In addition, a further

➢

$7.8 million has been included in deferred capital for buffer dams and dewatering dams

➢

$10.8 million has been included in the operating costs for tailings management through the current life of mine

The layout of the process plant and mine facilities have been planned to take advantage of the natural topography and minimise impact on the environment.

The total power requirements for the Project are estimated at 19.7 MW of consumed power. The PFS assumes power will be generated on-site with medium fuel oil (‘MFO’) generators at a cost of $0.15 per kilowatt hour.  Alternative power options are available to the Project and will be considered in more detail during the DFS.

The process make-up water dam of the PFS has been augmented by a Buffer Dam to supplement the plant make-up water requirements during the dry season as well as being used for environmental discharge control during the wet season. Site selection was based on optimizing quantity requirements and providing downstream pollution control for the numerous mining areas, waste dumps and tailings storage facilities.

Community and Employment

The Company has continued to work closely with all stakeholders, including the local communities and relevant authorities, in all aspects of the work completed on the Project to date. The Company estimates that approximately 1000 jobs will be created during the development and construction phase, of which approximately 250 will be employed from the local communities.

An ongoing workforce of 683 is expected to be required to operate the mine. Permanent employees will be largely sourced from the local communities and elsewhere within Ghana, which has a highly trained mining workforce due to a mature gold mining industry.

Project Schedule

A Detailed Project Implementation Plan was completed as part of the PFS. The plan demonstrates that the Project can be ready for commissioning within 18 months from the start of detailed engineering work and with first gold produced in H1 2015 and steady-state production reached in H2 2015.

Study Consultants

The PFS has been managed by DRA and completed by a number of industry recognised consultants engaged by the Company (Table 12).

Table 12 – PFS Consultants

DRA Mineral Projects	Study Management, Process Plant, Power Supply, Infrastructure and Capital and Operating Costs
DRA Mining (Pty) Ltd	Reserve Estimation and Mining Design
CAE Mining Africa	Detailed Mine Design
Minxcon	Mineral Resources Estimation
OHMS	Mining Geotechnical Study
Amdel	Metallurgical and Laboratory Testwork
Epoch Resources (Pty) Ltd	Tailings Storage Facilities
Epoch Resources (Pty) Ltd	Social and Environmental Impact Assessment
Coffey Mining	Hydrogeology
Venmyn Deloitte	43-101 including Financial Model Development and Related Analysis

DRA has been established for over 25 years and has extensive experience of design and construction of mineral processing plants and infrastructure throughout Africa.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Qualified Person Statements

The information in this release that relates to Mineral Reserves is based on information compiled by Mr. Thomas Obiri-Yeboah. Mr. Thomas Obiri-Yeboah is the Senior Mining Engineer of DRA Mineral Projects Mining Division. Mr. Thomas Obiri-Yeboah is a Member of the South African Institute of Mining and Metallurgy and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this report, was satisfied with the verification process and consents to the disclosure in this release. Mr. Thomas Obiri-Yeboah consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this release that relates to the Process is based on information compiled by Mr Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr Bezuidenhout is a Director of DRA Mineral Projects. Mr Bezuidenhout has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this report, was satisfied with the verification process and consents to the disclosure in this release. Mr Bezuidenhout consents to the inclusion in the release of the matters based on his information in the form and context in which it appears.

The information in this release that relates to in-situ Mineral Resources is based on information compiled by Mr Charles Muller of Minxcon. He is a Member of the Australasian Institute of Mining and Metallurgy and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this release, including sampling, analytical and test data underlying the information contained in this release. Mr Muller consents to the inclusion of such information in this release in the form and context in which it appears.

The information in this release that relates to the economic assessment is based on financial models  compiled by Mr Andy Clay of Venmyn Deloitte. He is a Member of the Canadian Institute of Mining Metallurgy and Petroleum and Australasian Institute of Mining and Metallurgy and is a member of the International Mineral Asset Valuation (IMVAL) committee. Mr Clay  has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity he is undertaking, to qualify as a Qualified Valuator  under Canadian Institute of Mining and Metallurgy (CIMVAL) guidelines and regulations. The Qualified Valuator has verified the financial and economic data disclosed in this release. Mr Clay consents to the inclusion of such information in this release in the form and context in which it appears.

Footnotes

1 Cash operating costs per the calculation in footnote 2 below excluding royalties of 5.5%

2 Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production and ore inventories, and royalties.

3 All-in sustaining cash costs are total cash costs as defined in footnote 2, including sustaining and deferred capital expenditure.

4 Before recovery discount as shown in Table 5.